FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 13 DATED NOVEMBER 6, 2006
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus, Prospectus Supplement No. 10 thereto, dated June 20, 2006, and Prospectus Supplement No. 12 thereto, dated September 20, 2006. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT and to disclose the potential acquisition of one retail shopping mall located in Omaha, Nebraska.

Status of the Offering

We commenced our initial public offering of 300,000,000 shares of common stock on May 23, 2005. As of November 1, 2006, we had received aggregate gross offering proceeds of approximately $30.1 million from the sale of approximately three million (3 million) shares in our initial public offering. Additionally, Lightstone SLP, LLC has contributed $3.0 to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $2.4 million in selling commissions and dealer manager fees, and $600,000 in other organization and offering expenses, as of November 1, 2006, we had raised aggregate net offering proceeds of approximately $30.1 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.

Potential Property Acquisition

On November 1, 2006, Lightstone Value Plus REIT LP (the “Partnership”), the operating partnership of the REIT, made a deposit of $250,000 in an escrow account, indicating its commitment to purchase a retail shopping mall located in Omaha, Nebraska (the “Property”). The deposit was made after completion of due diligence pursuant to an agreement (the “Agreement”), executed on September 20, 2006, to purchase the Property from Oakview Plaza North, LLC (“Oakview”), Frank R. Krejci, Vera Jane Krejci, George W. Venteicher and Susan J. Venteicher (Oakview, Mr. and Mrs. Krejci and Mr. and Mrs. Venteicher, collectively, “Seller”), each an unaffiliated third party.

The Property is a retail center consisting of three single-story retail buildings, located on approximately 19.6 acres of land and containing approximately 177,303 rentable square feet. The contract price for the Property is $32,600,000, excluding closing costs.

Subject to Oakview’s development and leasing of an additional 2.1 acre parcel of land (the “Option Land”) located immediately adjacent to the Property, the Partnership will be required to subsequently purchase the Option Land on the commencement of rent under the lease for the Option Land. The contract price for the fully improved and leased Option Land will be determined by dividing the first full year of base rent payments by 9.5%. In the event that it receives notice that Oakview is not successful in negotiating the improvement and leasing of the Option Land, the Partnership will have 30 days to purchase the unimproved Option Land from Oakview for a fixed contract price of $650,000.

The Partnership made an initial earnest money deposit of $500,000 on September 25, 2006, the effective date of the Agreement. Although the Seller has satisfied the due diligence condition contained in the Agreement and the November 1 escrow deposit indicated the Partnership’s commitment to purchase the Property, its obligation to do so remains subject to the remaining conditions contained in the contract and we cannot make any assurances that the closing will occur.

In evaluating the Property as a potential acquisition and determining the appropriate amount of consideration to be paid for the Property, we have considered a variety of factors, including the Property’s location, demographics, quality of tenants, duration of in-place leases, strong occupancy and the fact that the overall rental rate at the Property is comparable to market rates. We believe the Property is well located, has acceptable roadway access and is well maintained. The Property is subject to competition from similar properties within its market area, and economic performance could be affected by changes in local economic conditions.

The proposed purchase of the Option Land represents an opportunity for improved economic performance once the parcel is developed and leased by either Oakview or the Partnership. Despite such potential, our investment decision was made assuming the Option Land would not be developed and pre-leased prior to the Partnership’s purchase of the Property. We did not consider any other factors material or relevant to the decision to acquire this property.